UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-13828

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I - REGISTRANT INFORMATION

SunEdison, Inc.

Full Name of Registrant

Former Name if Applicable

13736 Riverport Drive, Maryland Heights, Missouri, 63043

Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

SunEdison, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) without unreasonable effort or expense. The Company’s delay in filing the Form 10-K is due principally to:

•	the need to complete all steps and tasks necessary to finalize the Company’s annual financial statements for the periods covered by the Form 10-K and the other disclosures required to be included in that filing; and

•	ongoing inquiries and investigations by the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) and its advisers described below, and the need to complete the inquiries and investigations prior to the finalization of the Company’s annual financial statements for the periods covered by the Form 10-K.

The Audit Committee, advised by independent counsel and with the assistance of accounting and financial advisors, initiated an inquiry in late 2015 based on allegations made by former executives of the Company concerning the accuracy of the Company’s anticipated financial position previously disclosed to the Company’s Board of Directors (the “Board”). The Audit Committee, with input from the Board, has been working diligently with its advisers since late 2015 and as of the date of this filing has found no wrongdoing based on the former executives’ allegations, although this process is still underway. The Audit Committee, mindful of the current challenges faced by the industry and the Company, has also recently initiated an investigation concerning the accuracy of the Company’s anticipated financial position based on certain additional issues raised by a current and a former employee of the Company. The Audit Committee is being advised by its independent counsel, with the assistance of accounting and financial advisors, and is still in the early stages of the investigation and has not yet been able to independently evaluate the merit of such allegations. If some or all of the allegations made by these former executives and current and former employees are determined to have merit, management may be required to reassess the Company’s liquidity position as well as the disclosures in the Form 10-K, including whether the Company may require greater liquidity than previously anticipated and/or whether the sources are sufficient to meet its requirements. The Company has previously disclosed its liquidity position, the risks associated therewith and the potential for the need for additional liquidity sources, in its Form 10-Q for the period ended on September 30, 2015.

The Company is working diligently to prepare and file the Form 10-K, including completing the processes related to such filing and an assessment of the Company’s financial position. The complexity of completing the Company’s Form 10-K has increased compared to the prior year due to the restructuring decisions previously disclosed and the additional turmoil in the energy sector. The Company intends to file the Form 10-K within the 15 calendar day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended. The Company’s independent registered accounting firm, KPMG LLP, will need to (a) complete its audit of the Company’s (i) financial statements contained in the Form 10-K and (ii) internal controls over financial reporting and (b) assess the impact of the findings of the inquiry and investigations once they are completed by the Audit Committee.

Cautionary Statement Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks, and uncertainties and typically include words or variations of words such as “expect,” “anticipate,” “believe,” “intend,” “plan,” “seek,” “estimate,” “predict,” “project,” “goal,” “guidance,” “outlook,” “objective,” “forecast,” “target,” “potential,” “continue,” “would,” “will,” “should,” “could,” or “may” or other comparable terms and phrases. All statements that address operating performance, events, or developments that the Company expects or anticipates will occur in the future are forward-looking statements. They may include estimates of expected cash available for distribution, earnings, revenues, capital expenditures, liquidity, capital structure, future growth, and other financial performance items (including future dividends per share), descriptions of management’s plans or objectives for future operations, products, or services, or descriptions of assumptions underlying any of the above. Forward-looking statements reflect the Company’s current expectations or predictions of future conditions, events, or results and speak only as of the date they are made. Although the Company believes its expectations and assumptions are reasonable, it can give no assurance that these expectations and assumptions will prove to have been correct and actual results may vary materially.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Wuebbels	314	770-7300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company cannot make a reasonable estimate of any potential change in its results of operations for the period indicated because the inquiry and investigation by the Audit Committee are ongoing, and because the Company needs to complete the steps and tasks necessary to finalize the Company’s annual financial statements and to provide the information needed for the Company’s independent accounting firm to complete its audit of those financial statements and of the Company’s internal controls over financial reporting, and to assess the impact of the findings of the inquiry and investigations once they are completed by the Audit Committee.

SunEdison, Inc.

(Exact name of Registrant as specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 29, 2016	By:	/s/ Brian Wuebbels
Brian Wuebbels
Executive Vice President and Chief Financial Officer